Mail Stop 3561

January 15, 2009

James Collas
Chief Executive Officer
IdeaEdge, Inc.
6440 Lusk Boulevard, Suite 200
San Diego, CA 92121

      Re: **IdeaEdge, Inc.**
           Preliminary Proxy Statement on Schedule 14A
           Filed October 9, 2008
           File No. 0-27145

Dear Mr. Collas:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director